Interim Consolidated Financial Statements
Consolidated Statements of Operations

		For the three months ended		For the six months ended
		June 30	June 30	June 30	June 30
(unaudited, in millions of Canadian dollars, except for per share amounts)		2006	2005	2006	2005

Revenue
Premium income:
Annuities		$1,696	$1,661	$2,472	$2,569
Life insurance		1,482	1,399	2,946	2,789
Health insurance		753	643	1,506	1,255

		3,931	3,703	6,924	6,613
Net investment income		1,541	1,559	3,110	3,023
Fee income		759	726	1,512	1,440

		6,231	5,988	11,546	11,076

Policy Benefits and Expenses
Payments to policyholders, beneficiaries and depositors:
Maturities and surrenders		1,452	1,627	2,900	2,927
Annuity payments		347	389	696	756
Death and disability benefits		560	606	1,212	1,223
Health benefits		560	463	1,134	904
Policyholder dividends and interest on claims and deposits		241	258	502	537

		3,160	3,343	6,444	6,347
Net transfers to segregated funds		181	119	479	278
Increase in actuarial liabilities (Note 5)		985	634	756	713
Commissions		475	429	923	854
Operating expenses		758	710	1,510	1,435
Premium taxes		52	45	99	89
Interest expense		82	70	153	135

		5,693	5,350	10,364	9,851

Income before Income Taxes and Non-controlling Interests		538	638	1,182	1,225
Income taxes expense (Note 10)		7	148	142	265
Non-controlling interests in net income of subsidiaries		6	7	12	13

Total Net Income		525	483	1,028	947
Less: Participating policyholders’ net income		2	1	3	5

Shareholders’ Net Income		523	482	1,025	942
Less: Preferred shareholder dividends		11	5	22	7

Common Shareholders’ Net Income		$512	$477	$1,003	$935

Average exchange rates:
	U.S. Dollars	1.12	1.24	1.14	1.24
	U.K. Pounds	2.05	2.31	2.04	2.32

Earnings per share (Note 3)
Basic		$0.88	$0.81	$1.73	$1.58
Diluted		$0.88	$0.81	$1.71	$1.57

Weighted average shares outstanding in millions (Note 3)
Basic		579	587	580	590
Diluted		582	590	584	593
The attached notes form part of these interim consolidated financial statements.
10     Sun Life Financial Inc. ▪ Second Quarter 2006

Interim Consolidated Financial Statements
Consolidated Balance Sheets

		As at
		June 30	December 31	June 30
(unaudited, in millions of Canadian dollars)		2006	2005	2005

Assets
Bonds		$65,861	$66,154	$66,230
Mortgages		14,905	14,561	14,165
Stocks		4,502	3,856	3,500
Real estate		3,385	3,241	3,273
Cash, cash equivalents and short-term securities		4,523	5,091	6,226
Policy loans and other invested assets		5,672	5,689	5,965

Invested assets		98,848	98,592	99,359
Goodwill		5,869	5,963	5,556
Intangible assets		779	801	771
Other assets		5,075	5,510	5,608

Total general fund assets		$110,571	$110,866	$111,294

Segregated funds net assets		$61,741	$60,984	$58,975

Liabilities and Equity
Actuarial liabilities and other policy liabilities (Note 5)		$76,900	$77,489	$77,286
Amounts on deposit		3,421	3,382	3,170
Deferred net realized gains		3,826	3,859	3,650
Senior debentures (Note 7)		3,163	2,492	1,938
Other liabilities		5,910	6,592	8,601

Total general fund liabilities		93,220	93,814	94,645
Subordinated debt		1,447	1,456	1,467
Non-controlling interests in subsidiaries		48	50	24
Total equity		15,856	15,546	15,158

Total general fund liabilities and equity		$110,571	$110,866	$111,294

Segregated funds contract liabilities		$61,741	$60,984	$58,975

Exchange rate at balance sheet date:
	U.S. Dollars	1.12	1.17	1.23
	U.K. Pounds	2.06	2.00	2.22
The attached notes form part of these interim consolidated financial statements.
Approved on behalf of the Board of Directors,
Donald A. Stewart
Chief Executive Officer
Krystyna T. Hoeg
Director
Sun Life Financial Inc. ▪ sunlife.com     11

Interim Consolidated Financial Statements
Consolidated Statements of Equity

	For the six months ended
	Participating		June 30	June 30
(unaudited, in millions of Canadian dollars)	Policyholders	Shareholders	2006	2005

Preferred Shares
Balance, beginning of period	$—	$712	$712	$—
Preferred shares issued (Note 7)	—	250	250	400
Issuance costs, net of taxes (Note 7)	—	(5)	(5)	(6)

Balance, end of period	—	957	957	394

Common Shares
Balance, beginning of period	—	7,173	7,173	7,238
Stock options exercised	—	41	41	45
Common shares purchased for cancellation (Note 2)	—	(115)	(115)	(118)

Balance, end of period	—	7,099	7,099	7,165

Contributed Surplus
Balance, beginning of period	—	66	66	70
Stock-based compensation	—	10	10	6
Stock options exercised	—	(7)	(7)	(9)

Balance, end of period	—	69	69	67

Retained Earnings
Balance, beginning of period	94	9,001	9,095	8,204
Net income	3	1,025	1,028	947
Dividends on common shares	—	(319)	(319)	(283)
Dividends on preferred shares	—	(22)	(22)	(7)
Common shares purchased for cancellation (Note 2)	—	(282)	(282)	(261)

Balance, end of period	97	9,403	9,500	8,600

Currency Translation Account
Balance, beginning of period	(9)	(1,491)	(1,500)	(1,097)
Net adjustment for foreign exchange gain	—	—	—	(69)
Changes for the period	(2)	(267)	(269)	98

Balance, end of period	(11)	(1,758)	(1,769)	(1,068)

Total equity	$86	$15,770	$15,856	$15,158

The attached notes form part of these interim consolidated financial statements.
12     Sun Life Financial Inc. ▪ Second Quarter 2006

Interim Consolidated Financial Statements
Condensed Consolidated Statements of Cash Flows

	For the three months ended		For the six months ended
	June 30	June 30	June 30	June 30
(unaudited, in millions of Canadian dollars)	2006	2005	2006	2005

Cash Flows Provided by (Used in) Operating Activities
Total net income	$525	$483	$1,028	$947
New mutual fund business acquisition costs capitalized	(16)	(25)	(32)	(52)
Redemption fees of mutual funds	8	11	16	24
Items not affecting cash	154	623	526	909

Net cash provided by operating activities	671	1,092	1,538	1,828

Cash Flows Provided by (Used in) Financing Activities
Debentures and borrowed funds (Note 7)	15	(74)	711	(35)
Issuance of preferred shares (Note 7)	—	—	250	400
Payments to underwriters (Note 7)	—	—	(8)	(9)
Issuance of common shares on exercise of stock options	6	15	34	36
Common shares purchased for cancellation (Note 2)	(291)	(218)	(397)	(379)
Dividends paid on common shares	(160)	(141)	(301)	(283)
Dividends paid on preferred shares	(11)	(7)	(31)	(7)

Net cash provided by (used in) financing activities	(441)	(425)	258	(277)

Cash Flows Provided by (Used in) Investing Activities
Sales, maturities and repayments of bonds, mortgages, stocks and real estate	9,195	9,193	17,071	16,831
Purchases of bonds, mortgages, stocks and real estate	(9,960)	(9,386)	(19,337)	(18,008)
Policy loans	(25)	(20)	(37)	(34)
Short-term securities	342	12	1,432	349
Other investments	(4)	69	16	20
Redemption of preferred shares of subsidiary	—	(150)	—	(150)

Net cash used in investing activities	(452)	(282)	(855)	(992)

Changes due to fluctuations in exchange rates	(99)	(4)	(100)	33

Increase (decrease) in cash and cash equivalents	(321)	381	841	592
Cash and cash equivalents, beginning of period	3,902	3,959	2,740	3,748

Cash and cash equivalents, end of period	3,581	4,340	3,581	4,340
Short-term securities, end of period	942	1,886	942	1,886

Cash, cash equivalents and short-term securities, end of period	$4,523	$6,226	$4,523	$6,226

Supplementary Information
Cash and cash equivalents:
Cash			$453	$287
Cash equivalents			3,128	4,053

			$3,581	$4,340

Cash disbursements made for:
Interest on borrowed funds, debentures and subordinated debt	$143	$130	$148	$134

Income taxes, net of refunds	$152	$87	$358	$176

The attached notes form part of these interim consolidated financial statements.
Sun Life Financial Inc. ▪ sunlife.com      13

Interim Consolidated Financial Statements
Consolidated Statements of Changes in Segregated Funds Net Assets

	For the three months ended		For the six months ended
	June 30	June 30	June 30	June 30
(unaudited, in millions of Canadian dollars)	2006	2005	2006	2005

Additions to Segregated Funds
Deposits:
Annuities	$1,755	$1,660	$3,723	$3,849
Life insurance	358	76	519	237

	2,113	1,736	4,242	4,086
Net transfers from general funds	181	119	479	278
Net realized and unrealized gains (losses)	(1,924)	1,082	578	1,164
Other investment income	531	464	748	678

	901	3,401	6,047	6,206

Deductions from Segregated Funds
Payments to policyholders and their beneficiaries	1,868	1,852	3,977	3,688
Management fees	181	175	360	338
Taxes and other expenses	23	37	63	70
Effect of changes in currency exchange rates	1,069	(7)	890	(301)

	3,141	2,057	5,290	3,795

Net additions (reductions) to segregated funds for the period	(2,240)	1,344	757	2,411
Segregated funds net assets, beginning of period	63,981	57,631	60,984	56,564

Segregated funds net assets, end of period	$61,741	$58,975	$61,741	$58,975

Consolidated Statements of Segregated Funds Net Assets

	As at
	June 30	December 31	June 30
(unaudited, in millions of Canadian dollars)	2006	2005	2005

Assets
Segregated and mutual fund units	$49,384	$48,358	$45,333
Stocks	7,100	7,262	7,553
Bonds	5,025	5,208	5,875
Cash, cash equivalents and short-term securities	965	945	1,615
Real estate	196	168	174
Mortgages	42	49	58
Other assets	1,516	1,289	1,813

	64,228	63,279	62,421

Liabilities	2,487	2,295	3,446

Net assets attributable to segregated funds policyholders	$61,741	$60,984	$58,975

The attached notes form part of these interim consolidated financial statements.
14      Sun Life Financial Inc. ▪ Second Quarter 2006

Condensed Notes to the Interim Consolidated Financial Statements
(unaudited, in millions of Canadian dollars, except for per share amounts and where otherwise stated)
1. Basis of Presentation
Sun Life Financial Inc. together with all its subsidiaries, including its wholly-owned consolidated subsidiaries Sun Life Assurance Company of Canada (Sun Life Assurance) and Sun Life Financial Corp., are collectively referred to as “Sun Life Financial” or “the Company”. On January 4, 2005, Sun Life Assurance completed a reorganization under which most of its asset management businesses in Canada and the U.S. were transferred to Sun Life Financial Corp. The Company prepares its interim consolidated financial statements according to Canadian generally accepted accounting principles (GAAP). The accounting policies and methods of computation applied in these interim financial statements are the same as those applied in the 2005 annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements, as they do not include all information and notes required by GAAP for annual consolidated financial statements.
2. Normal Course Issuer Bid and Cancellation of Common Shares
On January 10, 2006, the Company announced the renewal of its normal course issuer bid to purchase, for cancellation, through the Toronto Stock Exchange (TSX) up to 29 million common shares, representing approximately 5% of the common shares issued and outstanding at that time. This normal course issuer bid covers the period from January 12, 2006, to January 11, 2007. Purchases will be executed on the TSX at the prevailing market price in amounts and times determined by the Company. The Company will make no purchases of common shares other than open-market purchases. In 2005, the Company announced a similar normal course issuer bid that covered the period from January 12, 2005, to January 11, 2006. In the first two quarters of 2006, the Company purchased under these plans approximately nine million of its common shares at an average price of $46.57 per share for a total amount of $397. Approximately seven million common shares were purchased during the current quarter at an average price of $45.65 per share for a total amount of $291. Of this amount, purchases of approximately $22 were not cancelled until July 2006. As at June 30, 2006, an additional $13 were purchased, but not settled or cancelled.
3. Earnings Per Share
Details of the calculation of the net income and the weighted average number of shares used in the earnings per share computations are as follows:

	For the three months ended		For the six months ended
	June 30	June 30	June 30	June 30
	2006	2005	2006	2005

Common shareholders’ net income	$512	$477	$1,003	$935
Less: Effect of stock options of subsidiaries(1)	2	1	5	2

Common shareholders’ net income on a diluted basis	$510	$476	$998	$933

Weighted average number of shares outstanding for basic earnings per share (in millions)	579	587	580	590
Add: Adjustments relating to the dilutive impact of stock options(1)	3	3	4	3

Weighted average number of shares outstanding on a diluted basis (in millions)	582	590	584	593

(1)	The effect of stock options is calculated based on the treasury stock method requirements which assume that unrecognized compensation, as well as any proceeds from the exercise of the options, would be used to purchase common shares at the average market prices during the period.
4. Segmented Information
The Company has five reportable segments: SLF Canada, SLF United States, MFS Investment Management (MFS), SLF Asia, and Corporate. These reportable segments reflect the Company’s management structure and internal financial reporting. Each of these segments operates in the financial services industry and has its own management. They derive their revenues principally from mutual funds, investment management and annuities, life and health insurance, and life retrocession. Revenues not attributed to the strategic business units are derived primarily from investments of a corporate nature and earnings on capital.
Corporate includes the Company’s reinsurance operations, both ongoing and run-off, its United Kingdom operations, and those other operations for which management responsibility resides in head office. Total net income in this category is shown net of certain expenses borne centrally.
Sun Life Financial Inc. ▪ sunlife.com       15

Condensed Notes to the Interim Consolidated Financial Statements (unaudited)
Inter-segment transactions consist primarily of internal financing agreements. They are measured at market values prevailing when the arrangements were negotiated. Inter-segment revenue for the three and six months ended June 30, 2006, consists of interest of $69 and $138, respectively ($58 and $113, respectively, in 2005) and fee income of $13 and $27, respectively ($11 and $23, respectively, in 2005).
The results of the segments’ operations are discussed in the Management’s Discussion and Analysis.

Results by segment for the three months ended June 30, 2006
		United States				Consolidation
	Canada	Sun Life	MFS	Asia	Corporate	Adjustments	Total

Revenue	$2,223	$2,929	$407	$259	$495	$(82)	$6,231
Total net income	$265	$91	$53	$31	$85	$—	$525

Results by segment for the three months ended June 30, 2005
		United States				Consolidation
	Canada	Sun Life	MFS	Asia	Corporate	Adjustments	Total

Revenue	$2,104	$2,835	$413	$167	$538	$(69)	$5,988
Total net income	$238	$131	$42	$19	$53	$—	$483

Results and assets by segment for the six months ended June 30, 2006
		United States				Consolidation
	Canada	Sun Life	MFS	Asia	Corporate	Adjustments	Total

Revenue	$4,478	$4,930	$823	$485	$995	$(165)	$11,546
Total net income	$501	$215	$105	$55	$152	$-	$1,028

Assets
General fund assets	$51,387	$40,781	$821	$4,812	$14,611	$(1,841)	$110,571
Segregated funds net assets	$29,575	$24,148	$—	$856	$7,162	$—	$61,741

Results and assets by segment for the six months ended June 30, 2005
		United States				Consolidation
	Canada	Sun Life	MFS	Asia	Corporate	Adjustments	Total

Revenue	$4,250	$4,724	$820	$350	$1,068	$(136)	$11,076
Total net income	$486	$213	$88	$25	$135	$—	$947

Assets
General fund assets	$51,146	$43,351	$815	$2,523	$15,185	$(1,726)	$111,294
Segregated funds net assets	$26,315	$25,346	$—	$155	$7,159	$—	$58,975

5. Changes in Actuarial Liabilities
Changes in actuarial liabilities for the six months ended June 30, 2006, and June 30, 2005, are as follows:

	2006	2005

Actuarial liabilities, January 1	$75,777	$74,258

Change in liabilities on in-force business	(1,526)	(1,787)
Liabilities arising from new policies	2,282	2,500

Increase in actuarial liabilities	756	713

Actuarial liabilities before the following:	76,533	74,971
Effect of changes in currency exchange rates	(1,283)	508

Actuarial liabilities, June 30	75,250	75,479
Add: Other policy liabilities	1,650	1,807

Actuarial liabilities and other policy liabilities, June 30	$76,900	$77,286

16      Sun Life Financial Inc. ▪ Second Quarter 2006

Condensed Notes to the Interim Consolidated Financial Statements (unaudited)
6. Pension Plans and Other Post-Retirement Benefits

	For the three months ended		For the six months ended
	June 30	June 30	June 30	June 30
	2006	2005	2006	2005

Pension benefit cost	$6	$3	$15	$7
Other post-retirement benefit cost	$7	$6	$13	$12

7. Significant Capital Transactions
On March 13, 2006, Sun Life Financial Inc. issued $700 principal amount of Series B Senior Unsecured 4.95% Fixed/Floating Debentures due 2036. These debentures will bear interest at a fixed rate of 4.95% per annum payable semi-annually until June 1, 2016, and at a variable rate equal to the Canadian dollar offered rate for three month bankers’ acceptances plus 1% thereafter until maturity on June 1, 2036. Sun Life Financial Inc. may redeem the debentures on or after June 1, 2016, at 100% of the principal amount. The debentures are direct senior unsecured obligations of the Company and rank equally with all other unsecured and unsubordinated indebtedness of Sun Life Financial Inc. The proceeds of this offering were used for general corporate purposes, including investments in subsidiaries.
On January 13, 2006, Sun Life Financial Inc. issued $250 Class A Non-Cumulative Preferred Shares, Series 3, at $25 per share. Holders are entitled to receive non-cumulative quarterly dividends of $0.278 per share, yielding 4.45% annually. Underwriting commissions of $5 (net of taxes of $3) were deducted from preferred shares in the interim consolidated statements of equity. Subject to regulatory approval, on or after March 31, 2011, Sun Life Financial Inc. may redeem these shares in whole or in part at a declining premium.
SUBSEQUENT EVENT
On July 11, 2006, Sun Life Financial Inc. issued $300 principal amount of Series C Senior Unsecured 5% Fixed/Floating Debentures due 2031. These debentures will bear interest at a fixed rate of 5% per annum payable semi-annually until July 11, 2011, and at a variable rate equal to the Canadian dollar offered rate for three month bankers’ acceptances plus 1% thereafter until maturity on July 11, 2031. Sun Life Financial Inc. may redeem the debentures on or after July 11, 2011 at 100% of the principal amount. The debentures are direct senior unsecured obligations of the Company and rank equally with all other unsecured and unsubordinated indebtedness of Sun Life Financial Inc. The proceeds of this offering will be used for general corporate purposes, including investments in subsidiaries.
8. Commitments and Contingencies
LEGAL AND REGULATORY PROCEEDINGS
As previously disclosed, Sun Life Financial Inc. and MFS have been named as defendants in multiple lawsuits in U.S. courts relating to the matters that led to settlements between MFS and U.S. regulators in 2004, and it is not possible to predict the outcome of these actions at this time. In addition, Sun Life Financial Inc. and its subsidiaries are engaged in various legal actions in the ordinary course of business, which are not expected to have a material adverse effect, individually or in the aggregate, on the consolidated financial position or results of operations of the Company. Additional information concerning these matters is provided in Sun Life Financial Inc.’s annual consolidated financial statements, annual Management’s Discussion and Analysis and Annual Information Form for the year ended December 31, 2005, which are available at www.sedar.com and at www.sec.gov.
PROVISIONS IN THE UNITED KINGDOM
The Company’s United Kingdom operations continue to be subject to regulatory overview in the United Kingdom, including the handling of complaints about mortgage endowment policies. Endowment policies were sometimes sold to provide customers with a method of repaying mortgage debt at the end of a mortgage term. The Company has regularly engaged in discussions with United Kingdom regulators with respect to these and other matters.
The Company has provisions for future costs and expenses relating to all reviews of past mortgage endowment and pension business sold in the United Kingdom, as components of both actuarial liabilities and other liabilities. At June 30, 2006, the combined provision was $55 ($72 in 2005).
Sun Life Financial Inc. ▪ sunlife.com      17

Condensed Notes to the Interim Consolidated Financial Statements (unaudited)
9. Variable Interest Entities
The Company has a greater than 20% involvement in a number of variable interest entities (VIEs) including being a creditor in trusts, limited partnerships, limited liability companies and special purpose entities. These VIEs were used to finance commercial mortgages, franchise receivables, auto receivables, retail stores, equipment and to make private debt and equity investments. The Company’s maximum exposure to loss related to all of these investments is $307, which is the carrying amount of these assets.
10. Income Taxes
In the second quarter of 2006, the Canadian federal government and certain provinces reduced corporate tax rates. This reduction impacted both the business attributable to participating policyholders and shareholders. For the participating policyholders, it increased the change in actuarial liabilities and reduced income taxes expense by $58; for the shareholders, it reduced the change in actuarial liabilities by $19 and increased income taxes expense by $3, for the three and six months ended June 30, 2006. The effective tax rate was further reduced in 2006 due to the resolution of certain outstanding tax issues that occurred during the second quarter and due to increased earnings from lower tax jurisdictions.
11. Comparative Figures
Certain comparative figures have been restated to conform with the presentation adopted in 2006.
18      Sun Life Financial Inc. ▪ Second Quarter 2006